Law Office of BRIAN P. SIMON
______________________________________________
Attorneys at Law

October 14, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attn:  Jay Ingram
Edward Kelly

Re	ABCO Energy, Inc.
Registration Statement on Form S-1 CIK No. 1300938 Commission File No. 377-010091

Dear Mr. Ingram and Mr. Kelly:

On behalf of our client, ABCO Energy, Inc. (“ABCO”), we are electronically transmitting for filing under the Securities Act of 1933, as amended (the “Act”), one copy of ABCO’s Registration Statement on Form S-1, File No. 377-010091, [“Form S-1”].  The Form S-1 was originally filed on August 3, 2015, under the DRS (Draft Registration Statement) Rules.

The Form S-1 contains ABCO’s response to your letter dated October 7, 2015, setting forth the one comment of the Commission’s staff (the “Staff”) regarding Amendment No. 2 to the DRS Registration Statement which was filed with the Commission on September 30, 2015.  This letter, which has also been filed electronically with the Commission, contains ABCO’s supplemental response to the Staff’s comment. The text of the Staff’s comment has been included in this letter in bold type for your convenience.

1. General

1.           Disclosure on the outside front cover page that your common stock is listed on the OTC Pink Tier and that you intend to list your shares on the OTCQB is inconsistent with disclosure there and elsewhere that your shares are listed on the OTCQB. Please reconcile the disclosures throughout the registration statement to make clear that your shares are listed on the OTCQB under the symbol “ABCE” or otherwise advise us of the basis for your disclosure.

Response to Comment: The Form S-1 has been reconciled as requested.

10633 Eastborne Avenue • Los Angeles • California 90024
Telephone (310) 855-3382 • Facsimile (310) 492-5408

ABCO respectfully requests the Staff’s assistance in completing the review of the Form S-1 as soon as possible.  We expect to request that the Form S-1 be declared effective on November 4, 2015, the 21st day after the date of the filing of the Form S-1 with the Commission.

Please advise us if we can provide any further information or assistance to facilitate your review.   Please direct any comments or questions regarding the Form S-1 or this transmittal/response letter to me at (310) 855-3382, or to Larry Winters at (424) 228-5473.

Thank you very much for your help and assistance with this matter.

Very truly yours,

LAW OFFICE OF BRIAN P. SIMON

Brian P. Simon
_______________________________
By Brian P. Simon

cc:  Charles O’Dowd, ABCO Energy, Inc.
Michael Kelley, Esq., SEC Staff, Division of Corporation Finance

BPS:dm

10633 Eastborne Avenue • Los Angeles • California 90024
Telephone (310) 855-3382 • Facsimile (310) 492-5408